June 2, 2017

Via Overnight and First Class Mail

Mr. Amos Kohn

Digital Power Corp.

48430 Lakeview Blvd.

Fremont, CA 94538

Re: Notice of Default

Dear Mr. Kohn:

Reference is made to that certain Convertible Note dated April 17, 2017 signed by you and issued by Digital Power Corp. (“Digital Power” or “Maker”) in favor of Iroquois Master Fund Ltd.(“Holder”) in the face amount of $125,000(the “Note”) plus interest. This letter constitutes Notice under the Note that the Note matured today, June 2, 2017, and that no such payment was received by the Noteholder from Digital Power. In fact, as discussed earlier today on the phone, we were informed that Digital Power is not currently able to pay the principal and interest that is due with respect to the Note and that is why no payment was made today, June 2, 2017, as required by the terms of the Note.

Please let this serve as notification that Digital Power is in default of the outstanding Convertible Note issued on April 17, 2017. Thus, as this letter constitutes that notice of default as repayment has not occurred, we will be initiating legal action to enforce our rights in this regard.

Iroquois does not waive any rights or remedies, all of which are fully reserved.

Very truly yours,

Richard Abbe
President

cc: William Corbett